Exhibit 2



D. MEDICAL INDUSTRIES LTD.
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OCTOBER 18, 2010
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Efraim Argaman and Amir Loberman, and each of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.32 per share, of D. Medical Industries Ltd., or the Company, which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Monday, October 18, 2010 at 12:00 p.m. (Israel time) at the offices of the Company, 3 Hasadna St., Tirat Carmel, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEM 1 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE BOARD OF DIRECTORS OF THE COMPANY.

(Continued and to be signed on the reverse side.)

14475

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

D. MEDICAL INDUSTRIES LTD.

October 18, 2010

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

THIS PROXY MUST BE RECEIVED BY THE COMPANY’S TRANSFER AGENT
OR AT ITS REGISTERED OFFICE IN ISRAEL AT LEAST FORTY-EIGHT (48)
HOURS PRIOR TO THE TIME OF THE MEETING TO BE VALIDLY INCLUDED
IN THE TALLY OF ORDINARY SHARES VOTED AT THE MEETING.

i Please detach along perforated line and mail in the envelope provided. i

0 0 0 3 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 4	101810

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
	1.	To approve the grant of 15,625 options to purchase the Company’s ordinary shares to Barry H. Ginsberg, MD, PhD, a member of the Company’s board of directors.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.